ATLATSA ANNOUNCES OPERATIONAL AND FINANCIAL RESULTS
FOR THE QUARTER ENDED JUNE 30, 2012

August 14, 2012 - Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSXV:ATL; NYSE MKT:ATL; JSE:ATL) announces its operating and financial results for the three and six months ended June 30, 2012. This release should be read together with the Company’s Financial Statements and Management Discussion & Analysis available at www.atlatsaresources.co.za and filed on www.sedar.com. Currency values are presented in South African Rand (ZAR), Canadian Dollars ($) and United States Dollars (US$).

Bokoni Platinum Mines (“Bokoni”) is a PGM* producer, located on the north-eastern limb of the Bushveld Complex in South Africa, with its primary focus on the development of its two key ramp up projects at its Brakfontein Merensky and Middelpunt Hill UG2 shaft complexes currently under construction.

In February 2012, Bokoni appointed a new management team at the operations, led by Mr. Dawid Stander. In the first quarter under new management control Bokoni has established a platform for sustainable growth and begun to demonstrate a marked improvement in safety, operational and financial performances.

The lost time injury frequency rate (LTIFR) at Bokoni improved by 37% quarter on quarter, whilst other improvements measured 6% in primary development; 28% in square meters broken; 19% in tonnes milled; and a 23% increase in PGM production.

During the period Bokoni reduced its ZAR/PGM oz unit costs by 17% quarter on quarter, whilst its operating loss was reduced by 52% quarter on quarter.

Commenting on these results Harold Motaung, the Company’s Chief Executive Officer, said, “The new mine management team has made significant progress in its first quarter at Bokoni. This team has focused its efforts on key historical challenges, including creating the necessary mining flexibility through enhanced development efforts and improved relations with employees and community stakeholders. Improvements in operational performance and cost controls remain critical during a period of prolonged depressed PGM prices negatively impacted by constrained global economic growth.”

*PGM means platinum group metals (4E), comprising platinum, palladium, rhodium and gold.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Joel Kesler, Chief Commercial Officer	Charmane Russell	Anerie Britz / Yvette Labuschagne / Melanie de Nysschen
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Mobile: +27 82 454 5556	Mobile: +27 82 3725816

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE MKT has neither approved nor disapproved the contents of this press release.

Operating and financial performance

Set out below are summaries of the key operating and financial results for Bokoni and the Company for the period under review.

Operating results – Bokoni Mines		Q2 2012	Q2 2011	% Change	Q1 2012	% Change Q-on-Q
Tonnes milled	T	289,575	266,866	9	243,054	19
Recovered grade	g/t milled,PGM	4.08	3.92	4	4.05	1
PGM oz produced	oz	34,098	28,310	20	27,799	23
UG2 mined to total output	%	32.5	32.2	1	33.8	(4)
Primary development	m	2,706	2,771	(2)	2,547	6
Capital expenditure	$m	12.7	8.0	59	6.9	84
Operating cost/tonne milled	ZAR/t	1,211	1,226	1	1,423	15
Operating cost/PGM oz	ZAR/PGM oz	10,285	11,554	11	12,442	17
Lost-time injury frequency rate (LTIFR)	Per 200,000 hours worked	1.37	1.47	7	2.17	37
Total permanent labor (mine operations)	Number	3,511	3,502	-	3,503	-
Total contractors (mine operations)	Number	1,963	2,135	(8)	1,611	22

Consolidated statement of comprehensive income summary
Expressed in Canadian Dollars (000’s)	Q2 2012	Q2 2011	Variance %	Q1 2012	Variance % Q-on-Q
Revenue	38,733	35,916	8%	34,079	14%
Cash operating costs	43,499	46,316	6%	43,949	1%
Cash operating (loss)/profit*	(4,716)	(10,399)	55%	(9,870)	52%
Operating margin	(12%)	(29%)	59%	(29%)	59%
EBITDA	(8,541)	(20,335)	58%	(13,600)	37%
Loss after tax	(40,412)	(46,146)	12%	(41,267)	2%
Non-controlling interest	(19,342)	(17,901)	(8%)	(19,729)	2%
Loss attributable to Atlatsa shareholders	(21,069)	(28,245)	25%	(21,538)	2%
Basic and diluted loss per share – cents	5	7	29%	5	-

Safety

Management is pleased to report an improvement in safety performance which resulted in a fatality-free quarter at Bokoni. The new management team has implemented a simplified safety strategy, focusing on key areas to improve the workforce’s safety culture. Whilst these initiatives remain work in progress, they are beginning to bear positive results, as demonstrated by a 37% reduction in the LTIFR quarter on quarter.

A total of two Section 54 safety stoppages relating to specific stoping sections were imposed by the Department of Mineral Resources during the quarter.

Production and development

Bokoni’s operating performance in the second quarter improved both quarter on quarter and year on year. Tonnes milled improved by 19% quarter on quarter and by 9% year on year, whilst 4E ounces produced improved by 20% year-on-year and 23% quarter on quarter.

Development at the operations continued to improve, in an effort to create much-needed mining flexibility at Bokoni. Primary development improved by 6% quarter on quarter, whilst re- and sub-development to address challenges associated with potholing improved by 20% during the period.

The new management team is focusing on a number of critical areas to improve productivity on a sustainable basis into the future. These initiatives include:

  Improving stoping face availability through increased re- and sub-development and equipping of stoping panels;

  Improving workforce availability and incentivization through a restructured bonus scheme, increased stoping crew sizes and changes in leave cycles;

  Re-examining existing mine layouts with respect to ore handling, as well as investigating the use of alternate drilling and blasting equipment; and

  Improving mining discipline, translating into better grade control and improved delivered grade to the concentrator plant.

These initiatives have resulted in significant improvements in square meters broken, development meters achieved and quality tons delivered to the concentrator plant.

Processing

The Bokoni concentrator plant has begun to return to its historical performance levels, owing to a reduction in the number of unplanned mill stops, improvements in process controls and planned maintenance. This has resulted in improved grade recoveries returning to 89% and 87% in the Merensky and UG2 concentrators, respectively. These improvements, together with better mineral resource management practices, have resulted in an increase in both delivered and recovered grades at Bokoni.

Revenue

Revenue from the sale of concentrate for Q2 2012 was $38.7 million compared to $35.9 million for Q2 2011. This increase in revenue was primarily attributable to increased production volumes, but negatively affected by a weakening of the average US$ basket price by 17% to US$1,186/oz when compared to a basket price of US$1,430/oz achieved in Q2 2011.

Cash operating costs

Cash operating costs for Q2 2012 were $43.5 million compared to $46.3 million for Q2 2011, representing a 6% year-on-year decrease. The lower costs were primarily attributable to a reduction in contractor costs and better cost controls.

Unit costs, measured by ZAR/PGM oz, decreased by 11% year-on-year and 17% quarter on quarter to ZAR10,285/ PGM oz, as a result of improved operating efficiencies and production volumes at Bokoni.

Cost management controls and improved operating efficiencies remain key focus areas at Bokoni against the backdrop of a prolonged depressed macro PGM price environment.

Capital expenditure

Capital expenditure incurred for the quarter amounted to $12.7 million, comprising 57% sustaining capital and 43% project expansion capital.

Projects

Brakfontein Merensky Project

Decline development has re-commenced to allow for sinking of a single decline barrel per shift, after addressing previous ventilation constraints at the project. The main decline has progressed to below 6 level (435 m below surface), with strike development continuing on levels 3, 4, 5 and 6. Progress has been made in sinking two new ventilation shafts which, when completed, will allow for decline development returning to normalized sinking rates.

Middelpunt Hill UG2 Project

Decline development has progressed below 2 level (140 m below surface) with strike development continuing on levels 0, 1 and 2, as well as Adit 1. The support strategy at Adits 2 and 3 has been revised to address poor ground conditions experienced in the past.

General

Management continues to focus on a number of initiatives to improve operational efficiencies and further reduce costs in an effort to eradicate operating losses at Bokoni. These initiatives are focused on exploiting lower cost production ounces, including potential surface operations currently under investigation.

Debt and Finance Expenses

The Company’s total attributable debt at the end of Q2 2012 was $413 million, including finance charges on outstanding loans owing to Anglo American Platinum Ltd (“Anglo Platinum”) of $12.4 million for Q2 2012, contributing significantly to the loss attributable to Atlatsa shareholders of $21.1 million for the quarter. The Company’s debt and finance charges will be reduced substantially on implementation of the restructure plan announced by the Company and Anglo Platinum on 2 February, 2012 (“the Restructure Plan”).

Earnings

As a result of improvements in operational performance and cost management the Company managed to reduce its cash operating loss by 55% quarter on quarter to $4.7 million. The basic and diluted loss per share for Q2 2012 improved by 29% to 5 cents per share (“cps”) when compared to 7 cps for Q2 2011.

Update on Bokoni and Atlatsa Restructure Plan

The new management team at Bokoni is making good progress in implementing the turnaround strategy at the operations and has identified a number of opportunities to optimize and enhance the operational plan underpinning the Restructure Plan.

Atlatsa and Anglo Platinum are currently reviewing the Bokoni operational plan in order to determine the most optimal strategic approach for the Bokoni operations and its ramp up projects going forward.

In light of the abovementioned review, implementation of the Restructure Plan was not finalized by July, 2012 as originally contemplated and a revised timetable for implementation will be published once the review process is completed.

Shareholders are advised that the parties are still in the process of completing definitive transaction agreements relating to the Restructure Plan. Once all definitive transaction agreements have been finalised the Company will publish the financial effects of the Restructure Plan and post its circular to shareholders seeking necessary approvals for its implementation.

Note on cautionary and no conference call

Atlatsa is currently trading under cautionary and will not be holding a conference call or presentation to accompany these results. Further to finalization and publication of the financial effects of the Restructure Plan, the Company will resume detailed shareholder communications.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE MKT has neither approved nor disapproved the contents of this press release.

Cautionary and forward-looking information

This document contains “forward-looking statements” that were based on Atlatsa’s expectations, estimates and projections as of the dates as of which those statements were made, including statements relating to the Bokoni Group restructure and refinancing and anticipated financial or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: the Bokoni Mine will increase or continue to achieve production levels similar to previous years; the Ga-Phasha, Boikgantsho, Kwanda and Platreef Projects exploration results will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labour slowdowns or strikes are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

uncertainties related to the completion of the Restructure Plan;
uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
operating and technical difficulties in connection with mining development activities;

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

uncertainties related to unexpected judicial or regulatory proceedings;
changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:
mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
expected effective future tax rates in jurisdictions in which our operations are located;
the protection of the health and safety of mine workers; and
mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);

changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;

geopolitical uncertainty and political and economic instability in countries which we operate; and

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Atlatsa, investors should review the Company’s Annual Report disclosed in the Form 20-F for the year ended December 31, 2011 filed on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission www.sec.gov and other disclosure documents that are available on Sedar at www.sedar.com.